                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Owosso Corporation
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   691217 10 3
                         ------------------------------
                                 (CUSIP Number)

        Mr. George B. Lemmon, Jr., President and Chief Executive Officer
            The Triad Building, 2200 Renaissance Boulevard, Suite 150
                               King Of Prussia, PA
                                  610-275-4500
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 22, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 2 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John R. Reese
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       2,021,018
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                       505,460
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  2,021,018
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                  505,460
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,526,478
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          43.2%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          IN
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 3 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lemmon Drop Enterprises, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       1,500,000
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  1,500,000
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          25.6%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          PN
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 4 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Estate of George B. Lemmon, Sr.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                         475,927
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                    475,927
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          475,927
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          8.1%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 5 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         1996 Trust of George B. Lemmon for George B. Lemmon Jr., dated 2/28/96
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     1,500,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                1,500,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          25.6%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 6 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     1,500,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                1,500,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          25.6%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 7 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     1,500,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                1,500,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          25.6%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 8 of 23
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     1,500,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                1,500,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          25.6%
------------------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 9 of 23
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Title of Class of Equity Securities:   Common Stock

         Name of Issuer:   Owosso Corporation

         Address of Issuer's
         Principal Executive Offices:  The Triad Building
                                       2200 Renaissance Boulevard, Suite 150
                                       King Of Prussia, PA 19406

ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person:  John Reese
                  (a) Name:                 John R. Reese

                  (b) Business Address:     Lazard Freres & Co., L.L.C.
                                            30 Rockefeller Plaza
                                            58th Floor
                                            New York, NY 10020

                  (c) Present Principal Occupation:
                  Mr. Reese is a Limited Managing Director at Lazard Freres & Co., LLC where he is in the Private Clients Division, which provides investment advice to high net worth individuals.

                  Mr. Reese is also the Chairman of the Board of Directors of the Issuer. The principal business of the Issuer is the manufacture of engineered component products, specifically motors and heat exchange coils.

                  (d) Whether or not, during the last five years, such person
                  has been convicted in a criminal proceeding:          No

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

                  (f) Citizenship of Reporting Person: United States of America

Reporting Person: Lemmon Drop Enterprises, L.P.
                  (a) Name: Lemmon Drop Enterprises, L.P

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 10 of 23
-------------------------------------------------------------------------------

                  (b) Business Address:     c/o FGCooper
                                            Duane Morris
                                            4200 One Liberty Place
                                            Philadelphia, PA 19103

                  (c) Principal Business:
                  Lemmon Drop Enterprises, L.P. is a Georgia limited partnership which was formed in February, 1996 for the purpose of managing the shares of the Issuer contributed to it by George B. Lemmon, Sr.

                  (d) Whether or not, during the last five years, such person
                  has been convicted in a criminal proceeding:          No

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state
                  securities laws:                                      No

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  (a) Name: 1996 Trust of George B. Lemmon for George B. Lemmon,
                            Jr., dated 2/28/96

                  (b) Business Address:     c/o FGCooper
                                            Duane Morris
                                            4200 One Liberty Place
                                            Philadelphia, PA 19103

                  (c) Principal Business:
                  The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

                  (d) Whether or not, during the last five years, such person
                  has been convicted in a criminal proceeding:          No

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state
                  securities laws:                                      No

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
                  2/28/96

                  (a) Name: 1996 Trust of George B. Lemmon for Andreana P.
                            Lemmon dated 2/28/96

                  (b) Business Address:     c/o FGCooper
                                            Duane Morris
                                            4200 One Liberty Place
                                            Philadelphia, PA 19103

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 11 of 23
-------------------------------------------------------------------------------

                  (c) Principal Business:
                  The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

                  (d) Whether or not, during the last five years, such person
                  has been convicted in a criminal proceeding:          No

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state
                  securities laws:                                      No

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
                  2/28/96

                  (a) Name: 1996 Trust of George B. Lemmon for Danielle B.
                            Lemmon dated 2/28/96

                  (b) Business Address:     c/o FGCooper
                                            Duane Morris
                                            4200 One Liberty Place
                                            Philadelphia, PA 19103

                  (c) Principal Business:
                  The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

                  (d) Whether or not, during the last five years, such person
                  has been convicted in a criminal proceeding:          No

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state
                  securities laws:                                      No

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
                  2/28/96

                  (a) Name: 1996 Trust of George B. Lemmon for Nadine A. Lemmon
                            dated 2/28/96

                  (b) Business Address:     c/o FGCooper
                                            Duane Morris
                                            4200 One Liberty Place
                                            Philadelphia, PA 19103

                  (c) Principal Business:
                  The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

                  (d) Whether or not, during the last five years, such person
                  has been convicted in a criminal proceeding:          No

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 12 of 23
-------------------------------------------------------------------------------

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state
                  securities laws:                                      No

Reporting Person: Estate of George B. Lemmon, Sr.

                  (a) Name: Estate of George B. Lemmon, Sr.

                  (b) Business Address:     c/o FGCooper
                                            Duane Morris
                                            4200 One Liberty Place
                                            Philadelphia, PA 19103

                  (c) Principal Business:   Not applicable

                  (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: Not applicable

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: Not applicable

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reporting Person: John Reese

                  Mr. Reese is the executor of the estate of George B. Lemmon, Sr., a deceased shareholder. As a result of his qualification as the executor of Mr. Lemmon's estate on February 22, 2001, Mr. Reese acquired beneficial ownership of 475,927 additional shares by virtue of acquiring voting and dispositive power over those shares. Mr. Reese has no pecuniary interest in the shares owned by the estate.

                  Of the other shares beneficially owned by Mr. Reese, 1,500,000 are owned by a limited partnership of which four trusts are the general partners. Mr. Reese is the trustee of each of the four trusts. Mr. Reese has no pecuniary interest in the limited partnership's shares.

Reporting Person: Lemmon Drop Enterprises, L.P.

                  Lemmon Drop Enterprises, L.P., a Georgia limited partnership, received 1,500,000 shares of the Issuer upon its organization by George B. Lemmon in February, 1996. The general partners of the limited partnership are four trusts created by George B. Lemmon on February 28, 1996. Each of the trusts owns a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. John Reese is the trustee of each of the four trusts and functions as the general partner of the limited partnership.

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  The 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 13 of 23
-------------------------------------------------------------------------------

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
                  2/28/96

                  The 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
                  2/28/96

                  The 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
                  2/28/96

                  The 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

Reporting Person: Estate of George B. Lemmon, Sr.

                  The Estate of George B. Lemmon, Sr. holds 475,927 shares of the Issuer which were owned by the decedent prior to his death. John Reese is the executor of the estate.

ITEM 4.  PURPOSE OF TRANSACTION.

Reporting Person: John Reese

                  All Common Stock beneficially owned by Mr. Reese is for the purpose of investment. In his capacity as the beneficial owner of the shares, Mr. Reese does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

-------------------------------------------------------------------------------
CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 14 of 23
-------------------------------------------------------------------------------

                  (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

                  (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

                  The foregoing statement is made in Mr. Reese's capacity as a shareholder. Mr. Reese currently serves as the Chairman of the Board of Directors of the Issuer. The foregoing statement in this Item 4 does not address any action which may be taken by the Board of Directors of the Issuer.

Reporting Person: Lemmon Drop Enterprises, L.P.

                  All Common Stock beneficially owned by the Lemmon Drop Enterprises, L.P. is for the purpose of investment. Lemmon Drop Enterprises, L.P. does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 15 of 23
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                  (i) the Common Stock becoming eligible for termination of
         registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

                  (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
                  2/28/96

                  All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 16 of 23
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                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

                  (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
                  2/28/96

                  All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 17 of 23
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                  (g) except as described in Item 3 hereof, any change in the
         Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

                  (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
                  2/28/96

                  All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                   (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

                  (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 18 of 23
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Reporting Person: Estate of George B. Lemmon, Sr.

                  All Common Stock beneficially owned by the Estate of George B. Lemmon, Sr. is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

                  (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Reporting Person: John Reese

                  (a) Aggregate Number and Percentage of Common Stock

                  Mr. Reese is the beneficial owner of 2,526,478 shares of Common Stock which is 43.2% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote: 2,021,018

                      (ii)  Shared Power to Vote or to Direct the Vote: 505,460

                      (iii) Sole Power to Dispose or to Direct the Disposition:
                            2,021,018

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 19 of 23
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                      (iv)  Shared Power to Dispose or Direct the Disposition:
                            505,460

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

                  (d) Not Applicable

                  (e) Not Applicable

Reporting Person:  Lemmon Drop Enterprises, L.P.

                  (a) Aggregate Number and Percentage of Common Stock

                  The Lemmon Drop Enterprises L.P. is the beneficial owner of 1,500,000 shares of Common Stock which is 25.6% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote:  1,500,000

                      (ii)  Shared Power to Vote or to Direct the Vote:

                      (iii) Sole Power to Dispose or to Direct the Disposition:
                            1,500,000

                      (iv)  Shared Power to Dispose or Direct the Disposition:

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

                  (d) Not Applicable

                  (e) Not Applicable

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  (a) Aggregate Number and Percentage of Common Stock

                  The 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.6% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote:

                      (ii)  Shared Power to Vote or to Direct the Vote:
                            1,500,000

                      (iii) Sole Power to Dispose or to Direct the Disposition:

                      (iv)  Shared Power to Dispose or Direct the Disposition:
                            1,500,000

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 20 of 23
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                  (d) Not Applicable

                  (e) Not Applicable

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
                  2/28/96

                  (a) Aggregate Number and Percentage of Common Stock

                  The 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.6% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote:

                      (ii)  Shared Power to Vote or to Direct the Vote:
                            1,500,000

                      (iii) Sole Power to Dispose or to Direct the Disposition:

                      (iv)  Shared Power to Dispose or Direct the Disposition:
                            1,500,000

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

                  (d) Not Applicable

                  (e) Not Applicable

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
                  2/28/96

                  (a) Aggregate Number and Percentage of Common Stock

                  The 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.6% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote:

                      (ii)  Shared Power to Vote or to Direct the Vote:
                            1,500,000

                      (iii) Sole Power to Dispose or to Direct the Disposition:

                      (iv)  Shared Power to Dispose or Direct the Disposition:
                            1,500,000

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

                  (d) Not Applicable

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 21 of 23
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                  (e) Not Applicable

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
                  2/28/96

                  (a) Aggregate Number and Percentage of Common Stock

                  The 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.6% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote:

                      (ii)  Shared Power to Vote or to Direct the Vote:
                            1,500,000

                      (iii) Sole Power to Dispose or to Direct the Disposition:

                      (iv)  Shared Power to Dispose or Direct the Disposition:
                            1,500,000

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

                  (d) Not Applicable

                  (e) Not Applicable

Reporting Person: Estate of George B. Lemmon, Sr.

                  (a) Aggregate Number and Percentage of Common Stock

                  The Estate of George B. Lemmon, Sr. is the beneficial owner of 475,927 shares of Common Stock which is 8.1% of the outstanding shares of Common Stock of the Issuer.

                  (b) Number of Shares as to Which the Reporting Person has:

                      (i)   Sole Power to Vote or Direct the Vote: 475,927

                      (ii)  Shared Power to Vote or to Direct the Vote:

                      (iii) Sole Power to Dispose or to Direct the Disposition:
                            475,927

                      (iv)  Shared Power to Dispose or Direct the Disposition:

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

                  (d) Not Applicable

                  (e) Not Applicable

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 22 of 23
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

Reporting Person: John Reese

                  None

Reporting Person: Lemmon Drop Enterprises, L.P.

                  None

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
                  2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
                  2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
                  2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon, Sr.

                  None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Reporting Person: John Reese

                  None

Reporting Person: Lemmon Drop Enterprises, L.P.

                  None

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
                  2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
                  2/28/96

                  None

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
                  2/28/96

                  None

Reporting Person: Estate of George B. Lemmon, Sr.

                  None

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CUSIP No. 691217 10 3              SCHEDULE 13D                  Page 23 of 23
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 1, 2001                             /s/ John Reese
                                               -------------------------
                                               John Reese, an individual


Estate of George B. Lemmon, Sr.

By: /s/ John Reese                                    1996 Trust of George B. Lemmon for
    ------------------                                Danielle B. Lemmon dated 2/28/96
    John Reese
    Its: Executor                                     By: /s/ John Reese
                                                          ------------------
                                                          John Reese
                                                          Its: Trustee

1996 Trust of George B. Lemmon for                    1996 Trust of George B. Lemmon for
George B. Lemmon , Jr. dated 2/28/96                  Nadine A. Lemmon dated 2/28/96

By: /s/ John Reese                                    By: /s/ John Reese
    ------------------                                    ------------------
    John Reese                                            John Reese
    Its: Trustee                                          Its: Trustee


1996 Trust of George B. Lemmon for                    Lemmon Drop Enterprises, L.P.
Andreana P. Lemmon dated 2/28/96                      1996 Trust of George B. Lemmon for
                                                      Danielle B. Lemmon dated 2/28/96, General Partner
By: /s/ John Reese
    ------------------                                By: /s/ John Reese
    John Reese                                            ------------------
    Its: Trustee                                          John Reese
                                                          Its: Trustee

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).